Exhibit 21.1
LIST OF SUBSIDIARIES(1)

Name of Subsidiary	Jurisdiction
Shutterstock Images C.V.	The Netherlands
Shutterstock Netherlands B.V.	The Netherlands
Shutterstock GmbH	Germany
Shutterstock (UK) Ltd.	United Kingdom
Shutterstock International Services EMEA Ltd.	United Kingdom
Rex Features (Holdings) Ltd.	United Kingdom
Rex Features Ltd.	United Kingdom
Shutterstock (France) SAS	France
Shutterstock Ireland Ltd	Ireland
Shutterstock Italy Srl	Italy
Shutterstock Japan GK	Japan
Shutterstock Brazil Servicos de Imagem Ltda.	Brazil
Shutterstock Canada ULC	Canada
Shutterstock Australia	Australia
Shutterstock Korea Ltd	Korea
Shutterstock Singapore Pte. Ltd.	Singapore
Shutterstock International Services APAC PTE Ltd	Singapore

(1)    Certain other subsidiaries of Shutterstock, Inc. have been omitted because, in the aggregate, they would not constitute a significant subsidiary.